UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

For the Annual Period Ended April 30, 2018

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10729

Rossland, British Columbia	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1938-C Columbia Avenue, Box 670, Rossland, British Columbia, Canada (Address of principal executive offices)	V0G 1Y0 (Zip Code)

(250) 362-7384

Registrant’s telephone number, including area code

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

FOR THE YEAR ENDED APRIL 30, 2018

PART II

INFORMATION TO BE INCLUDED IN REPORT

Forward-Looking Statements

The following information may contain certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

ITEM 1. BUSINESS

Red Mountain Ventures Limited Partnership was formed on May 14, 2004 under the laws of British Columbia. The Partnership and its subsidiaries are a vertically integrated organization that owns and operates Red Mountain Resort and its various departments including, food and beverage, retail, ski and snowboard equipment rental, ski school, guest services, lift operations, marketing, maintenance and accounting. We also own and operate property management and real estate operations, which include land development and real estate sales.

Red Mountain Resort

Located at the tip of the Monashee Mountain range in central British Columbia, Red Mountain Resort is one of the last pristine and underdeveloped big-mountain ski resorts in North America. The mountain is a skier’s paradise and beloved by a loyal following of outdoor enthusiasts. Red Mountain Resort has 3,000 vertical feet of skiing on five mountains, and a unique topography allowing 360 degree descents from Red, Granite and Grey peaks.

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Our Subsidiaries

We conduct our operations through the following subsidiaries:

•	RMR Acquisition Corp. RMR Acquisition Corp. (“RMR”), our wholly owned subsidiary, owns the developable real estate around the base area of Red Mountain Resort.

•	Red Resort Limited Partnership. Red Resort Limited Partnership is a wholly owned subsidiary of RMR and operates Red Mountain Resort. Red Resort Limited Partnership owns the assets related to our ski operations (buildings, lifts and associated equipment).

•	Leroi Acquisition Corp. Leroi Acquisition Corp. is a wholly owned subsidiary and operates a retail store and ski and snowboard equipment rental operations.

•	Red Property Management Ltd. Red Property Management Ltd. is a wholly owned subsidiary of RMR and provides reservations and property management services for privately owned condominiums at the base of Red Mountain Resort.

•	That Seventies Project Limited Partnership / That Seventies Project Development Ltd.: That Seventies Project Limited Partnership beneficially owns property near the base of Red Mountain Resort through its wholly-owned subsidiary, That Seventies Project Development Ltd. RMR owns a 50% interest in That Seventies Project Limited Partnership and third party investors own the remaining 50% interest.

We also own or are partners in the following entities, which currently conduct immaterial operations:

•	Hannah Creek Limited Partnership: Hannah Creek Limited Partnership owns certain real property in Rossland, British Columbia, which was to be subdivided and developed into approximately 50 condominium units contained in two three to five story buildings and related infrastructure. RMR owns a 50% interest in this partnership and third party investors own the remaining 50% interest. This partnership is currently inactive.

•	Slalom Creek Limited Partnership: Slalom Creek Limited Partnership developed property located in the central base area of the Red Mountain Resort into 67 condominium units which have since been sold. RMR owns approximately a 46.5% interest in the partnership and third party investors own the remaining 53.5% interest. This partnership is currently inactive.

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•	Red Development Co. Ltd.: Red Development Co. Ltd., a wholly-owned subsidiary of RMR, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership. In addition, it provides research and investigative services to assist with feasibility analyses of potential future projects at RED Mountain, including further marketing of the Caldera residential subdivision, the development of an 88 pillow youth hostel scheduled to open in late 2018, and an additional 64 unit condominium project.

The chart below sets out our corporate structure:

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Management

Our General Partner, Red Mountain Ventures G.P. Ltd., was incorporated on September 19, 2003, under the laws of British Columbia to act as general partner to Red Mountain Ventures Limited Partnership. Information about the officers and directors of our General Partner can be found under “Directors, Executive Officers and Significant Employees”.

Employees

During ski season (mid-December through early April) we have approximately 160 full-time and 150 part-time employees. During the off season (mid-April through mid-December), we have approximately 25 full-time employees.

Environmental Laws and Regulation

We are subject to a variety of Canadian federal, provincial and local environmental laws and regulations including those relating to emissions to the air, discharges to water, storage, treatment and disposal of wastes, land use, remediation of contaminated sites, climate change and protection of natural resources. Certain kinds of future expansions of our facilities would require us to carry out environmental assessments and apply for government approvals which may require prior consultations with First Nations (Canadian aboriginal organization) to be carried out. Such proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project. Our facilities are also subject to risks associated with mold and other indoor building contaminants. From time to time, our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements as well as to land use criteria and potential remediation obligations applicable to the presence of regulated substances. Management believes that our operations are in compliance with applicable environmental, health and safety requirements in all material respects. However, efforts to comply do not eliminate the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties we now own or formerly owned or operated, newly discovered environmental impacts or contamination at or from any of our properties, or changes in environmental laws and regulations or their enforcement.

Competition

We operate in a competitive industry. We compete with mountain resort areas in the United States, Canada and Europe for destination visitors and with several ski areas in the region. New mountain resorts that may be developed in the region around Red Mountain Resort may lead to increased regional competition. We also compete with other worldwide recreation resorts, including warm-weather resorts, for vacation guests outside the traditional ski season.

Our major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and certain ski areas in the Canadian Rockies and the British Columbia. Our competitive position is dependent upon many diverse factors such as our proximity to population centers, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resort. In addition, there is a move towards consolidation of ski resorts in the US and Canadian ski industries, which may provide competitors with cost efficiencies that enable them to reduce prices and attract visitors away from independent ski resorts such as Red Mountain Resort.

Intellectual Property

We have Canadian trademarks on certain of our designs and logos. Our trademarks and trade names are an important component of our business and our continued success depends in part upon our continued ability to use these trademarks to increase brand awareness and further develop the Red Mountain Resort brand in both domestic and international markets.

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Litigation

We are involved in two lawsuits as plaintiffs.  In the first lawsuit, we filed claims against the installer and engineer hired to install the Grey Mountain Chairlift for alleged faulty engineering and installation that required significant reconstruction and repairs in 2015. We also have filed a construction defect lawsuit against the contractor and certain other parties involved in constructing a retaining wall on our property.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Report.  Our fiscal year end is April 30th. Our financial statements are prepared in accordance with International Financial Reporting Standards, which may differ from US Generally Accepted Accounting Principles.

Overview

We own and operate the Red Mountain Resort in Rossland, British Columbia. We also own, and are developing, certain real estate surrounding Red Mountain Resort.

We earn our revenues in five principal categories. In order of their contribution, they are: lift tickets and season passes, food and beverage sales, retail sales and equipment rentals, property management and real estate sales. Our property management revenues are derived from property management services rendered to the owners of condominiums at the base of Red Mountain Resort.

Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 53% and 59% of total revenues for the twelve-month periods ended April 30, 2018 and 2017, respectively. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and their pricing. Most season pass products are sold before the start of the ski season.

The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor and utilities. As such, profit margins can fluctuate based on the level of revenues.

The timing and duration of favorable weather conditions impact our revenues in regard to the timing and number of skier visits. Red Mountain Resort has limited snowmaking capabilities and in the event that the natural snowfall is insufficient may be able to open a limited number of ski runs. Cold weather, however, is essential to a successful ski season. There is no way to predict weather conditions. Season passes are sold prior to the start of the ski season, in part, to mitigate negative effects that unfavorable weather may have on our revenues.

In addition to ski resort operations, Red Mountain Resort is beginning to develop activities for the other three seasons of the year and will be extending the Red Mountain Resort brand to four-season activities. A four star, 106 room hostel located at the base of Red Mountain Resort (owned and operated by a third party) is expected to be open for the 2018/19 winter season and will be positioning itself as a four-season resort. In addition, RMR is co-developing an 84 pillow hostel expected to be open for the 2018/19 winter season.

Results of Operations

Revenues

Our overall revenue for the twelve-month period ended April 30, 2018, was $7,451,083, compared to $6,532,166 for 12 month period ending April 30, 2017.

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Lift ticket and season pass revenue for the twelve-month period ended April 30, 2018, was $4,006,346, compared to $3,883,567 for the 12 month period ending April 30, 2017.

Retail and rental revenue for the twelve-month period ended April 30, 2018, was $718,821, compared to $613,136, for the 12 month period ending April 30, 2017.

Property management revenue for the twelve-month period ended April 30, 2018, was $565,340, compared to $576,199, for the 12 month period ending April 30, 2017.

Food and beverage revenue for the twelve-month period ended April 30, 2018, was $1,235,529, compared to $1,080,916, for the 12 month period ending April 30, 2017.

Real estate sales revenue for the twelve-month period ended April 30, 2018, was $482,167, compared to $83,475, for the 12 month period ending April 30, 2017.

Other revenue for the twelve-month period ended April 30, 2018, was $442,880, compared to $294,873, for the 12 month period ending April 30, 2017. Other revenue is comprised primarily of ski school, day care services and facilities rentals.

Cost of Goods Sold

Cost of goods sold for the twelve-month period ended April 30, 2018 was $1,385,162, compared to $814,568 for the 12 month period ending April 30, 2017. The increase is primarily the result of additional sales of real estate, food and beverages and retail.

Gross Profits

As a result of the foregoing, gross profit was $6,065,921 for the twelve month period ended April 30, 2018, compared to $5,717,598 for the 12 month period ending April 30, 2017.

Operating Expenses

Our overall operating expenses for the twelve-month period ended April 30, 2018, were $6,714,294, compared to $5,831,694, for the 12 month period ending April 30, 2017.

Labor and labor related expenses for the twelve-month period ended April 30, 2018, were $3,298,531, compared to $2,869,543 for the 12 month period ending April 30, 2017.

Depreciation expense for the twelve-month period ended April 30, 2018, were $679,137, compared to $653,882, for the 12 month period ending April 30, 2017.

Selling and marketing expenses for the twelve-month period ended April 30, 2018, were $173,962, compared to $135,162, for the 12 month period ending April 30, 2017.

Equipment rental and lease expenses for the twelve-month period ended April 30, 2018, were $268,844, compared to $235,695, for the 12 month period ending April 30, 2017.

Property taxes for the twelve-month period ended April 30, 2018, were $69,972, compared to $69,810 for the 12 month period ending April 30, 2017.

General and administrative expenses for the twelve-month period ended April 30, 2018, were $2,223,848, compared to $1,867,602 for the 12 month period ending April 30, 2017.

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Loss from Operations

Loss from operations for the twelve-month period ended April 30, 2018, was $648,373, compared to a loss of $114,096 for the 12 month period ending April 30, 2017. The increase in loss was primarily a result of vehicle and lift equipment repairs and maintenance, snow removal, avalanche control and repairs to and maintenance of various buildings.

Net Income (Loss)

Net income for the twelve-month period ended April 30, 2018, was $6,684,798, compared to a net loss of $3,880,346 for the 12 month period ending April 30, 2017. The differential is primarily due to a $7,398,284 gain resulting from the conversion of debt to equity in fiscal 2018. The gain was a combination of the cancellation of accrued interest through the date of conversion and changes in the Canadian and US dollar foreign exchange rate between the previous fiscal year end and the date of conversion.

Liquidity and Capital Resources

Principal Sources of Cash

Available cash is the highest in the fourth quarter primarily due to the seasonality of our resort business and the sale of season passes for the following ski season. There was $1,404,962 in cash and cash equivalents at April 30, 2018, compared to $912,578 at April 30, 2017. The increase in cash is primarily as a result of funds raised in the Regulation A+ offering.

We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.  We expect that our liquidity needs for the near term and the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters).

Significant Uses of Cash

Our cash uses currently include operating expenditures and capital expenditures for assets to be used in operations. We have historically invested significant cash in capital expenditures for our resort operations and expect to continue to invest in the future. Resort capital expenditures for the twelve-month period ended April 30, 2018, were approximately $1,586,644, compared to $386,489, for the period ending April 30, 2017. The additional capital expenditures were primarily associated with the costs of renovating Paradise Lodge and the construction of a new high performance ski and snowboard rental facility.

Debt Conversion

On June 30, 2017, certain lenders to RMR converted an aggregate of CDN$23,694,824 in loans into 2,674,359 Class C Units. At that time, we also issued the lenders 2,674,359 Class C2.

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Debt and Credit Facilities

The Bank of Montreal (the “BMO”) has provided an overdraft credit facility to Red Resort Limited Partnership (RRLP) in the principal amount of CDN$1,000,000, bearing interest at prime plus 1.5%, and secured by a vacant lot directly below the Morning Star development. When RRLP’s operating bank account balance reaches zero, the BMO Line of Credit Agreement allows RRLP to draw checks or make withdrawals of up to CDN$1,000,000. Interest is calculated and charged by BMO in any month when RRLP makes use of this line of credit (or overdraft). The interest charged to the operating account is dependent upon the amount the account has gone into overdraft and the length of time the account is in an overdraft position. Repayments of principal are made at the discretion of RRLP. The credit facility is to be used for general working capital. As of August 1, 2018 a balance of $141,813 in principal was outstanding under this credit facility, with no interest accrued.

RRLP is a party to two fixed rate term loan agreements with BMO that are guaranteed by Leroi Acquisition Corp., RMR Acquisition Corp and Red Property Management Ltd. The first loan is for CDN$4,200,000, has a 300 month term, and bears interest at the Prime Rate plus 3%. It requires monthly payments of interest and principal payments of CDN$28,000 in December, January, February, March, April and May of each year. The loan was used, in part, to pay down previously existing loans. The second loan is for CDN$1,600,000, has a 60 month term, and bears interest at the Prime Rate plus 3%. It requires monthly payments of interest and principal payments of CDN$26,666.67 in December, January, February, March, April and May of each year. As of August 1, 2018, the outstanding principal balance of the first loan was CDN$4,144,000, with no interest accrued, and the outstanding principal balance of the second loan was CDN$1,546,667, with no interest accrued.

In order to fund certain development activities and operations Jeff Busby, a director of the general partner, loaned RMR CDN$500,000 on July 7, 2017, and an additional $500,000 on September 8, 2017. The loans are book-entry only, unsecured and bear interest at 6% per annum, compounded annually. Repayments of CDN$117,000 and CDN$129,100 were made on January 5, 2018, and February 1, 2018, respectively. As of August 1, 2018, an aggregate of CDN$753,900 in principal and CDN$50,966 in interest were due and outstanding to Mr. Busby.

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ITEM 3.  DIRECTORS AND OFFICERS

Our general partner is Red Mountain Ventures G.P. Ltd., which was formed under the laws of British Columbia on September 19, 2003. The following table sets forth information about the General Partner’s executive officers and directors:

Name	Position	Term of Office	Age

Howard I. Katkov	Chief Executive Officer and Director President	October 2003 – Present October 2003 - May 2015	68

Donald J. Thompson	Director and Corporate Secretary President Vice President, Resort Planning and Development	October 2003 – Present May 2015 – Present September 2005 – May 2015	63

Joshua J. Fox	Director	January 2016 - Present	47

Jeff Busby	Director	June 2004 - Present	56

Howard I. Katkov, has served as a Director and Chief Executive Officer of the General Partner since October 2003. Between October 2003 and May 2015, he served as President of the General Partner. Mr. Katkov, businessman and previously an attorney and real estate developer, has developed, constructed and sold approximately 2,500 single and multi-family residential units valued at over $400 million. He is an entrepreneur at heart who has founded and sold several companies, including Sassaby-Jane Cosmetics which was acquired by The Estée Lauder Companies for approximately $65 million. Mr. Katkov currently oversees the operations of the Red Mountain Resort and real estate development activities.

Donald J. Thompson, has served as a Director and Corporate Secretary of the General Partner since October 2003, and as President of the General Partner since May 2015. He previously served as Vice President, Resort Planning and Development of the General Partner, from September 2005 through May 2015. Mr. Thompson has been instrumental in managing over $50 million of development projects at the base of RED Mountain. Before joining Red Mountain Resort, Mr. Thompson led development planning teams with The Aspen Skiing Company at Snowmass, Colorado, Vail Resorts at Keystone Resort, Colorado, and Intrawest at Copper Mountain Resort, Colorado. He has over 25 years of resort planning development and operations experience.

Kevin Magnall, has served as a Director of the General Partner since March 2017, as Chief Financial Officer since June 2017, and as controller since November 1999. Mr. Magnall is a graduate of the Simon Fraser University Cooperative Program in Accounting and qualified as a Chartered Accountant in 1988. He has 25 years of experience in the ski industry. Previously, Mr. Magnall held positions as Ski Patrol Director, Assistant General Manager, and Finance and Administration Manager at other British Columbia ski resorts. Mr. Magnall’s responsibilities include all aspects of financial management, analysis and reporting, budgeting, taxation, human resources, insurance and risk management.

Joshua J. Fox, has served as a Director of the General Partner since January 2016. He has served as Managing Director, Head of Real Estate, Lodging and Leisure for Stout Risious Ross in New York, New York, since May 2015. Prior to his present position, Mr. Fox was co-founder of Underwood, Fox & McClintock (2012-2015) and prior to that, was the Director, Investment Banking – Real Estate, Lodging, Leisure and Homebuilding Group for Houlihan Lokey (2004-2012). Mr. Fox has a unique expertise in the ski resort industry where he managed the refinancing of more than $1 billion of debt for Intrawest Resorts, as well as managing the sale of Copper Mountain Ski Resort, Camelback Mountain Resort, Mountain High, and the recent refinancing of Big Sky Resort. Mr. Fox received his BBA from University of Michigan School of Business and a Juris Doctorate from Columbia University School of Law.

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Jeff Busby, has a served as a Director of the General Partner since 2008. He has served as Executive Director and as a member of the Executive Committee at Brandes Investment Partners, L.P. since 2008, where he contributes to strategic decisions and guides the firm toward its vision and objectives. He also contributes to the investment process at Brandes as a member of the Investment Oversight Committee. Mr. Busby received his BS in chemical engineering from Northwestern University and his MBA in finance from the University of California, Berkeley. He is a member of the CFA Society of San Diego and has 25 years of investment experience.

Except for employment agreements described in “Compensation of Directors and Executive Officers,” there are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any directors and any executive officer.

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors of the General Partner, during the fiscal year ended April 30, 2018:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation(4)	Total Compensation
Howard I. Katkov (1)	CEO	US$430,000	US$10,000	US$440,000

Donald J. Thompson (2)	President & Corporate Secretary	CDN$166,400	CDN$10,000	CDN$176,400

Kevin Magnall (3)	Chief Financial Officer	CDN$85,000	CDN$10,000	CDN$95,000

(1)	Mr. Katkov is a party to an employment agreement that terminates on April 30, 2022, under which he is entitled to receive a salary of US$400,000.

(2)	Mr. Thompson is a party to an employment agreement that terminates on April 30, 2022, under which he is entitled to receive a salary of CDN$191,000 per annum.

(3)	Mr. Magnall is a party to an employment agreement that terminates on April 30, 2022, under which he is entitled to receive a salary of CDN$90,000 per annum until April 30, 2019, with $5,000 per annum increases for each year thereafter.
(4)	Other Compensation includes the value of 1,000 Class D Units received by each of Mssrs. Katkov, Thompson and Magnall as a bonus (including associated tiered rewards, with the exception of lift tickets and passes) upon completion of our Regulation A+ Offering.

The directors do not receive any compensation for their service as a director.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information as of August 1, 2018, regarding the beneficial ownership of Class A Units, Class B Units, Class C Units, Class C2 Units and Class D Units, which are the only classes of outstanding units as of such date by (i) each person whom we know owned, beneficially, more than 10% of any class of the outstanding units, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the units listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to units beneficially owned.

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Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of Class
Class A Units	Howard I. Katkov PO Box 670 Rossland, BC. V0G 1Y0	532,000		0	37.37%
	Donald J. Thompson PO Box 670 Rossland, BC. V0G 1Y0	266,000	(1)	0	18.68%
	Patricia Marshall Thompson PO Box 66 Rossland, BC. V0G 1Y0	266,000	(1)	0	18.68%
	Jim Greene 2001 Silver King Road Nelson, BC V1L 1C8	266,000	(2)	0	18.68%
	All directors and officers as a group (3 persons)	805,000		0	75.23%

Class B Units	Jeff Busby 11988 El Camino Real, Suite 600 San Diego, CA. 92191-9048	1,383,787	(3)	0	81.72%
	All directors and officers as a group (2 persons)	1,385,537		0	81.83%

Class C Units	Jeff Busby	2,413,696		0	90.25%
	All directors and officers as a group (1 person)	2,413,696		0	90.25%

Class C2 Units	Jeff Busby	2,413,696		0	90.25%
	All directors and officers as a group (1 person)	2,413,696		0	90.25%
Class D Units	All directors and officers as a group (5 persons)	5,000		0	2.00%

(1)	Owned by Blacklock Holdings Inc. Donald Thompson, a director and officer of the General Partner, owns directly or indirectly 50% of the voting shares of Blacklock Holdings Inc. Patricia Marshall Thompson owns the remaining 50% of the voting shares of Blacklock Holdings, Inc.

(2)	Units owned by 390594 Alberta Limited, which is owned and controlled by Jim Greene.

(3)	Units owned by Value Powder Corporation. Jeff Busby, a director of the General Partner, is the trustee of the Juice Trust which owns directly or indirectly 63.1% of the voting shares of Value Powder Corporation. The sole beneficiary of the Juice Trust is the Busby Children’s Trust, all of the beneficiaries of which are the children of Jeff Busby, and the trustee of which is Jeff Busby.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In July 2017, the Juice Trust and Jeff Busby, lenders to RMR, converted an aggregate of CDN$21,385,349 in loans owed by RMR into 2,413,696 Class C Units. At that time, we also issued the lenders 2,674,359 Class C2. Jeff Busby, a director of the General Partner, is the trustee of the Juice Trust, which owns 63.1% of the voting shares of Powder Corporation. The sole beneficiary of the Juice Trust is the Busby Children’s Trust, all of the beneficiaries of which are the children of Jeff Busby, and the trustee of which is Jeff Busby.

In order to fund certain development activities and operations Jeff Busby, a director of our general partner, loaned RMR CDN$500,000 on July 7, 2017, and an additional $500,000 on September 8, 2017. The loans are book-entry only, unsecured and bear interest at 6% per annum, compounded annually. We made loan payments of CDN$117,000 and CDN$129,100, on January 5, 2018, and February 1, 2018, respectively. As of August 1, 2018, an aggregate of CDN$753,900 in principal and CDN$50,966 in interest were due and outstanding to Mr. Busby under these loans. .

ITEM 6. OTHER INFORMATION

None.

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ITEM 7. FINANCIAL STATEMENTS

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2018 and 2017

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Red Mountain Ventures Limited Partnership

Index to Consolidated Financial Statements

April 30, 2018 and 2017

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INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of the General Partner and Unit Holders of

Red Mountain Ventures Limited Partnership

We have audited the accompanying consolidated balance sheets of Red Mountain Ventures Limited Partnership as of April 30, 2018 and 2017, and the related consolidated statements of operations and other comprehensive income, changes in limited partnership interest and cash flows, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Red Mountain Ventures Limited Partnership as of April 30, 2018 and 2017, the related consolidated statements of operations and other comprehensive income, changes in limited partnership interest and cash flows for each of the two years ended April 30, 2018 and 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

HRP CPAS, LLC

AUGUST 29, 2018

702.852.6720 ● 8945 W. Post Rd., Suite 110, Las Vegas NV 89148 ● www.hrpcpas.com

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RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

APRIL 30, 2018 AND 2017

(US$)

	April 30, 2018	April 30, 2017
ASSETS
Current assets
Cash and cash equivalents	$1,385,108	$844,859
Restricted cash	19,854	67,718
Accounts receivable, net	404,330	332,672
Prepaid expenses and other current assets	406,778	142,698
Inventory	400,486	236,645
Total current assets	2,616,556	1,624,592

Property, plant and equipment, net	10,357,013	9,151,761
Property under development	12,969,108	12,635,421
Goodwill	54,933	51,652

Total assets	$25,997,610	$23,463,426

LIABILITIES AND PARTNERSHIP INTEREST

Current liabilities
Accounts payable and accrued expenses	$652,722	$636,910
Deferred revenue	1,826,165	1,021,990
Current portion of long-term debt	255,376	-
Total current liabilities	2,734,263	1,658,900

Long-term liabilities
Convertible debts	-	25,626,394
Other long-term debt	4,832,852	3,126,309
Capital leases	186,831	91,363
Total long-term liabilities	5,019,683	28,844,066

Total liabilities	7,753,946	30,502,966

Commitments and contingencies

Partnership interest
Initial partnership interest	2,657	2,657
Class A units contribution	1,109	1,109
Class B units contribution	13,083,607	13,083,607
Class C units contribution	18,249,943	-
Class D units contribution	1,916,948	-
Partner distributions	(1,306,237)	-
Other comprehensive income	2,952,177	3,214,425
Accumulated deficit	(21,912,586)	(28,597,384)
Total partnership interest attributable to partnership	12,987,618	(12,295,586)
Non-controlling interest	5,256,046	5,256,046
Total partnership interest	18,243,664	(7,039,540)

Total liabilities and partnership interest	$25,997,610	$23,463,426

16

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

AND OTHER COMPREHENSIVE INCOME

(US$)

	Year Ended	Year Ended
	April 30, 2018	April 30, 2017
Operating revenue
Lift revenue	$4,006,346	$3,883,567
Retail and rental	718,821	613,136
Property management	565,340	576,199
Food and beverage	1,235,529	1,080,916
Real estate sales	482,167	83,475
Other revenue	442,880	294,873
Total operating revenue	7,451,083	6,532,166

Cost of good sold	1,385,162	814,568

Gross profit	6,065,921	5,717,598

Operating expenses
Wages and benefits	3,298,531	2,869,543
Depreciation	679,137	653,882
Selling and marketing	173,962	135,162
Equipment rental and leases	268,844	235,695
Property taxes	69,972	69,810
General and administration	2,223,848	1,867,602
Total operating expenses	6,714,294	5,831,694

Loss from operations	(648,373)	(114,096)

Other expense
Interest expense	(624,277)	(3,766,250)
Gain on conversion of debt	7,957,448	-
Total other expense	7,333,171	(3,766,250)

Net income (loss)	6,684,798	(3,880,346)

Net income (loss) attributable to non-controlling interest	-	(12,316)

Net income (loss) attributable to partnership	$6,684,798	$(3,868,030)

Comprehensive income (loss)
Net income (loss)	6,684,798	(3,880,346)
Foreign currency translation adjustment	(262,248)	427,832
Comprehensive income (loss)	6,422,550	(3,452,514)

Comprehensive loss attributable to non-controlling interest	-	(12,316)

Comprehensive income (loss) attributable to partnership	$6,422,550	$(3,440,198)

17

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN LIMITED PARTNERSHIP INTEREST

FOR THE TWO YEARS ENDED APRIL 30, 2018

(US$)

	Initial			Other
	Partnership	Non-controlling	Partner	comprehensive	Accumulated
	Interest	Interest	Contributions/ (Distributions)	Income	Deficit	Total
Balance April 30, 2016	$2,657	$5,268,362	$13,066,584	$2,786,593	$(24,729,353)	$(3,605,158)

Partners' redemption	-	-	18,132	-	-	18,132

Foreign currency translation gain	-	-	-	427,832	-	427,832

Net loss	-	(12,316)	-	-	(3,868,031)	(3,880,346)

Balance April 30, 2017	2,657	5,256,046	13,084,716	3,214,425	(28,597,384)	(7,039,540)

Partners' contribution	-	-	20,166,891	-	-	20,166,891

Partners' distribution	-	-	(1,306,237)	-	-	(1,306,237)

Foreign currency translation loss	-	-	-	(262,248)	-	(262,248)

Net income	-	-	-	-	6,684,798	6,684,798

Balance April 30, 2018	$2,657	$5,256,046	$31,945,370	$2,952,177	$(21,912,586)	$18,243,664

18

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$)

	Year Ended 2018	Year Ended 2017
Cash flows from operating activities:
Net income (loss)	$6,684,798	$(3,880,346)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	679,137	653,882
Interest expense	624,277	3,766,250
Loss on sale of land	-	24,633
Changes in operating assets and liabilities:
Accounts receivable	(50,676)	(304,597)
Inventory	(149,242)	(31,954)
Prepaid expenses and other current assets	(255,754)	(110,493)
Accounts payable	(24,710)	24,391
Deferred revenue	741,404	(27,114)
Cash generated from operations	8,249,234	114,652
Interest paid	(322,327)	(142,388)
Net cash provided by (used in) operating activities	7,926,907	(27,736)

Cash flows from investing activities:
Proceeds from sale of real estate	470,159	83,475
Purchase of fixed assets	(1,301,190)	(386,489)
Net cash used in investing activities	(831,031)	(303,014)

Cash flows from financing activities:
Change in restricted cash	52,316	-
Proceeds from redemption of former partner interest	-	18,369
Proceeds from long-term borrowings	5,475,442	303,546
Payments on long-term borrowings	(3,029,752)	(233,926)
Distributions to unit holders	(1,320,448)	-
Gain on conversion of debt	(7,957,448)	-
Net cash provided by (used in) financing activities	(6,779,890)	87,989

Net change in cash	315,986	(242,761)

Cash balance as of May 1	844,859	1,179,882

Change in comprehensive income (loss)	224,263	(92,262)

Cash balance as of April 30	$1,385,108	$844,859

Supplemental disclosure of non-cash financing activities: Conversion of debt to equity	$26,281,694	$-

Foreign currency translation adjustments	$224,263	$(92,261)

19

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Red Mountain Ventures Limited Partnership (“RMVLP”) was formed as a British Columbia limited partnership on May 14, 2004 in connection with the acquisition of the Red Mountain Resort in Rossland, British Columbia. RMVLP is managed by its sole general partner, Red Mountain Ventures G.P. Ltd. RMVLP owns direct and indirect interests in the legal entities that carry on the business of Red Mountain Resort and hold its real estate interests. In particular, RMR Acquisition Corp (“RMRAC”) (100% owned by RMVLP) is the registered owner of the majority of the real estate comprising the Red Mountain Resort. Red Resort Limited Partnership (100% owned by RMR Acquisition Corp) operates Red Mountain Resort. In addition, That Seventies Project Limited Partnership (50% owned by RMR Acquisition Corp) owns a parcel of land at the base of Red Mountain to be developed at a future time. A number of other entities used for various purposes are also beneficially owned wholly or partially by RMVLP including Red Property Management Ltd., which manages vacation rentals of privately owned condominiums at the base of Red Mountain Resort and Leroi Acquisition Corp, which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop.

RMR Acquisition Corp. (“RMRAC”)

RMRAC, a wholly owned subsidiary of the Partnership, owns the real property comprising Red Mountain Resort. RMRAC, directly or indirectly, through a number of subsidiaries and affiliates, has an ownership interest in certain real estate surrounding Red Mountain Resort.

Red Resort Limited Partnership

Red Resort Limited Partnership is a wholly owned subsidiary of RMRAC and operates Red Mountain Resort. Red Resort Limited Partnership owns the assets related to the mountain operations of Red Mountain Resort including buildings, lifts and associated equipment.

Leroi Acquisition Corp.

Leroi Acquisition Corp. is a wholly owned subsidiary of the Partnership which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop at Red Mountain Resort.

Red Property Management Ltd.

Red Property Management Ltd. is a wholly owned subsidiary of RMRAC and provides reservations and property management services for approximately 60 privately owned condominium rental units at the base of Red Mountain.

That Seventies Project Limited Partnership

This partnership beneficially owns and subdivided real property for sale near the base of Red Mountain Resort through its wholly-owned subsidiary That Seventies Project Development Ltd. RMRAC owns a 50% interest in That Seventies Project Limited Partnership and third party investors own the remaining 50% interest.

20

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

Other Non-Material Subsidiaries and Affiliates:

Hannah Creek Limited Partnership

This partnership owns certain property in Rossland, British Columbia, which was to be subdivided and developed into approximately 50 condominium units contained in two three-to-five story buildings and related infrastructure. RMRAC owns a 50% interest in this partnership and third party investors own the remaining 50% interest. This partnership is currently inactive.

Slalom Creek Limited Partnership

This partnership developed certain property located in the central base area of Red Mountain Resort into condominium units which have since been sold. RMRAC owns approximately a 46.5% interest in the partnership and third party investors own the remaining 53.5% interest. This partnership is inactive and is expected to be dissolved at some point in the future.

Red Development Co. Ltd.

Red Development Co. Ltd., a wholly-owned subsidiary of RMRAC, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. operates year round but sees limited business between May and November. Leroi Acquisition Corp operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

RMVLP has a year-end of December 31st. The operating companies have a fiscal year end of April 30th and the financial statements are consolidated and reported as of April 30th.

The Partnership’s securities are not traded on any stock exchange in Canada and thus, Red Mountain Ventures is not subject to regulation by any Canadian stock exchange. The Partnership’s securities are also not registered under the United States Securities Act of 1933 nor are they traded on any securities or stock exchange in the United States. As a result, the Partnership is not presently subject to the reporting, certification or other requirements imposed on U.S. registered issuers under, among other things, U.S. Sarbanes-Oxley Act of 2002 ("SOX"). As a non reporting issuer designation under the Canadian securities laws, the Partnership is subject to limited reporting requirements – specifically related to the issuance of securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying consolidated financial statements follows:

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The financial statements have been prepared in United States Dollars, under the historical cost convention. The accounts have been rounded to the nearest dollar.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

21

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

The accompanying consolidated financial statements include the accounts of the Partnership and its aforementioned subsidiaries and entities under common ownership. All significant intercompany accounts and transactions have been eliminated in consolidation. The ownership interest in subsidiaries that are held by owners other than the Partnership are recorded as non-controlling interest and reported in management’s consolidated balance sheets within partnership interest. Losses attributed to the non-controlling interest and to the Partnership are reported separately in management’s consolidated statements of operations and other comprehensive income.

The accompanying consolidated financial statements have been prepared on a going concern basis which implies the Partnership will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

While management’s projected cash flows are forecasted to be sufficient to meet the Partnership’s obligations over the next 12 months, management believes it is prudent to continue its capital raising efforts in case its forecast is not achieved. Management’s plan to continue as a going concern includes raising capital in the form of debt or equity, increased gross profit from organic revenue growth and managing and reducing operating and overhead costs.

However, management cannot provide any assurances that the Partnership will be successful in accomplishing any of its plans. Management also cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Partnership to raise additional capital on an immediate basis.

However, based upon an evaluation of the Partnership’s continued growth trajectory, past success in raising capital and meetings its obligations as well as its plans for raising capital discussed above, management believes that the Partnership is a going concern.

Cash and cash equivalents

Cash and cash equivalents in the balance sheets is comprised of cash at bank and on hand. Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

Restricted Cash

Restricted Cash is comprised of term deposit funds which secure letters of credit. The deposits mature and are rolled over annually. The company has agreements in place with the Bank of Montreal that require the deposits related to certain credit facilities. As of April 30, 2018 and 2017, the restricted cash balance was $19,854 and $67,718, respectively.

Accounts receivable

Accounts receivable are generally unsecured. The Partnership establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management’s evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts. As of April 30, 2018 and 2017, allowance for doubtful accounts was $0 and $0, respectively.

Inventory

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method.

22

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation on assets is calculated using the diminishing balance method by applying the depreciation rate to the net book value of the asset, resulting in a diminishing annual charge. The cost/net book value is allocated over their estimated useful lives, as follows:

No. of years
Building	25
Trail improvement	12.5
Lifts and tows and snow infrastructure	16.7
Furniture, fittings & equipment	5
Vehicles	3.3

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the profit and loss account.

Property under development

The Partnership capitalizes as real estate held for sale and investment the original land acquisition cost, direct construction and development costs, property taxes, interest recorded on costs related to real estate under development and other related costs. The Partnership records capitalized interest once construction activities commence and real estate deposits have been utilized in construction. Development costs are applied against sale proceeds on a square footage basis.

Goodwill and intangible assets

Goodwill arose on the acquisition of Red Mountain Resort Inc. in 2004 and subsequent amalgamation with RMRAC and consists of the excess of the purchase price of the shares over the net book value of the assets of Red Mountain Resort Inc. at the date of acquisition. The goodwill is attributed substantially to land value. The Partnership tests goodwill annually for impairment. The testing of impairment consists of a comparison of the estimated fair value of the assets with their net carrying value. The Partnership determined that there was no impairment to goodwill for the years ended April 30, 2018 and 2017.

Long-lived assets

The Partnership periodically reviews its long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Partnership recognizes an impairment loss when the sum of expected undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount. The amount of impairment is measured as the difference between the estimated fair value and the book value of the underlying asset. The Partnership does not believe any events or changes in circumstances indicating an impairment of the net carrying amount of a long-lived asset occurred during the years ended April 30, 2018 and 2017.

23

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

Capital leases contracts

Assets held under equipment lease agreements are capitalized in the balance sheet and are depreciated over their useful life. The corresponding purchase obligation is capitalized in the balance sheet as a liability. The interest element of the obligation is charged to the profit or loss account over the period of the contract and represents a constant proportion of the balance sheet capital repayments outstanding.

Investment in joint ventures

The Partnership owns a 50% interest in That Seventies Project, a real estate development project, and has capitalized approximately $6.0 million and $ 6.2 million, in development assets as of April 30, 2018 and 2017, respectively.

The Partnership owns a 49.99% interest in the Hannah Creek Project, a real estate development project, and has capitalized approximately $1.8 million and $1.7 million, in development assets as of April 30, 2018 and 2017, respectively.

The Partnership owns a 46.49% interest in the Slalom Creek and has not incurred and or capitalized any costs in connection with this venture. This entity is expected to be dissolved in the near future.

Foreign currencies

The functional currency of the Partnership is Canadian Dollar (CAD). The reporting currency of the financial statements is United States Dollars (USD). Income and expenses for each statement of profit and loss shall be translated at an average exchange rate for the year. All assets and liabilities are translated at the rate of exchange ruling at the balance sheet date. Equity accounts are translated using historical exchange rates. All differences are taken to the other comprehensive income or loss.

The exchange rates used to translate amounts in CAD into USD for the purposes of preparing the consolidated financial statements were as follows:

Balance Sheets:

	April 30,	April 30,
	2018	2017

Period-end CAD: USD exchange rate	$0.778587	$0.732091

Statements of Operations:

	April 30,	April 30,
	2018	2017

Average Yearly CAD: USD exchange rate	$0.780838	$0.758864

Revenue recognition

Revenues are recognized when they can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Partnership and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received less any trade discounts, volume rebates and returns.

24

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. Operates year round but sees limited business between May and November. Leroi Acquisition Corp. operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

Following are the specific revenue recognition criteria which must be met before revenue is recognized:

•	Lift revenue is derived from a wide variety of sources, including sale of lift tickets and season passes, and is recognized as services are performed. The Partnership records deferred revenue related to sale of season ski passes. The majority of season passes are sold from March 15 to April 30 each year for the following ski season and the related revenue is recognized in the first month of the new fiscal year. Season pass revenues received from May 1 to March 15 are recognized when received.

•	Retail and rental revenue is derived from retail sales and equipment rentals business and is recognized as products are delivered or services are performed.

•	Property management revenue is derived from providing reservations and property management services for the privately owned condominium rental units and is recognized as services are performed.

•	Food and beverage revenue is derived from sale of food and beverage from three Partnership-owned restaurants and is recognized as products are delivered or services are performed.

•	Real estate revenue primarily includes the sale of condominium units and land parcels and is recorded primarily using the full accrual method and occurs only upon the following: (i) substantial completion of the entire development project, (ii) receipt of certificates of occupancy or temporary certificates of occupancy from local governmental agencies, if applicable, (iii) closing of the sales transaction including receipt of all, or substantially all, sales proceeds (including any deposits previously received) and (iv) transfer of ownership.

•	Other revenue primary includes ski school operations, KinderCare, locker rental, other on-mountain activities.

Selling and marketing expense

The Partnership expenses marketing, promotions and advertising costs as incurred. Such costs are included in selling and marketing expense in the accompanying consolidated statements of operations. Selling and marketing costs were $173,962 and $ 135,162 for the years ended April 30, 2018 and 2017, respectively.

Comprehensive income

Comprehensive income is defined as the change in equity resulting from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from consolidated net earnings.

New standards, amendments and interpretations not yet adopted

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements.

25

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

IFRS 16 Leases-IFRS 16 specifies how a Partnership will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 will be applicable to annual reporting periods beginning on or after January 1st, 2019.

Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use. The carrying amount of an asset does not limit the estimation of probable future taxable profits. Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences. An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

IFRS 17 Insurance Contracts- IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts with the scope of standard. An insurance contract is a contract in which one party accepts significant risk by agreeing to compensate the policy holder if a specified uncertain future event takes place. The standard is applicable to insurance contracts, including reinsurance contracts, which the entity issues or holds. Contracts that meet the definition but primarily exist to provide services for a fixed fee are subject to IFRS 17 unless the entity has applied IFRS 15 to the service contracts. IFRS 17 will be applicable to annual reporting periods beginning on or after January 1st, 2021.

On initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfillment of cash flow or the contractual service margin. An entity shall include all future cash flows within each contract. At subsequent measurement the carrying amount of a group of insurance contracts shall be the sum of the liability for remaining coverage and the liability for incurred claims.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Partnership.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Partnership makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the year of the change, if the change affects that year only, or in the year of the change and future years, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

26

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

Taxation

The Limited Partnership accounts for income taxes in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

•	Partnership

Partnership income, losses, assets, and liabilities are all attributable to the partners. As per the Canada Income Tax Act, partnerships do not file separate tax returns. The partnerships file annual “information returns” setting out their income and details of the partners who are entitled to that income. It is the partners who are required to pay income tax. The limited partnership is simply a flow-through entity. The net income of the partners (for income tax purposes) of a limited partnership is based on the net income of the limited partnership.

The net income of the limited partnership, the Act states that it is treated as if it were a separate legal person: s. 96(1)(a). Include income and deduct allowable expenses and other credits. The limited partnership’s income will be attributed to the partners (as per the limited partnership agreement). Each partner must report their income or losses from the partnership and pay taxes accordingly: s. 96(1)(f).

•	Corporations

The Partnership owns a number of entities that are classified as a Corporation for tax purposes:

For such Corporations: Income tax expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

Current income tax, if any, is the expected amount payable or receivable on the taxable income or loss for the period, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to amounts payable or receivable relating to prior years.

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax base of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using income tax rates and income tax laws and regulations that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. To the extent that the Partnership does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Partnership intends to settle its current tax assets and liabilities on a net basis.

The Partnership did not record any Corporation related Current or Deferred income tax, since by tax law it does not flow through to the Partnership level.

27

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

Fair Value of Financial Instruments

The Partnership measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Partnership is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

Level 1 – Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

Level 3 – Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The recorded amounts for cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 4 – CASH AND CASH EQUIVALENTS

	April 30, 2018	April 30, 2017
Cash in bank and on hand	$1,385,108	$844,859

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable, net of allowances for sales returns and doubtful accounts, consisted of the following:

	April 30, 2018	April 30, 2017
Trade accounts receivables	$12,829	$21,799
Other receivables	391,501	310,873
Related party receivable	-	-
Less allowances	(-)	(-)
Total accounts receivable, net	$404,330	$332,672

During the years ended April 30, 2018 and 2017, the Partnership charged $0 and $0, respectively to bad debt expense in setting up an allowance.

28

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

NOTE 6 – INVENTORY

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The carrying value of inventory consisted of the following:

	April 30, 2018	April 30, 2017
Retail goods	$181,340	$93,346
Food and beverage items	44,359	36,791
Rental equipment	174,787	106,508
Total inventory	$400,486	$236,645

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At April 30, 2018 and 2017, prepaid expenses consisted of the following:

	April 30, 2018	April 30, 2017
Prepaid expenses	$400,861	$137,135
Deposits	5,917	5,563
Total	$406,778	$142,698

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment’s cost and accumulated depreciation consist of the following

				Fixtures
			Ski runs	and
Cost	Land	Building	and lifts	equipment	Total	Depreciation	NBV

At April 30, 2016	$410,127	$3,914,484	$8,915,865	$2,133,469	$15,373,945	$(5,040,871)
Additions	-	14,369	257,135	13,068	284,572	(630,813)

FX translation	(33,145)	(316,351)	(720,539)	(172,417)	(1,242,452)	407,380

At April 30, 2017	376,982	3,612,502	8,452,461	1,974,120	14,416,065	(5,264,304)	$9,151,761
Additions	-	972,768	(25,036)	353,458	1,301,190	(677,175)

FX translation	23,944	229,434	536,825	125,379	915,582	(334,342)

At April 30, 2018	$400,926	$4,814,704	$8,964,250	$2,452,957	$16,632,837	$(6,275,821)	$10,357,013

Included above are assets held under finance leases or capital leases contracts as follows:

	2018	2017

Net book values	$313,837	$295,095

Depreciation charge for the year	$65,906	$66,882

Management of the Partnership has reviewed its fixed assets for impairment as of April 30, 2018 and 2017 and has concluded that no events or changes in circumstances have occurred that would indicate the carrying value of its fixed assets would not be recoverable.

29

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

NOTE 9 – PROPERTY UNDER DEVELOPMENT

Property under development includes costs directly related to construction and carrying charges during construction such as interest and property taxes. Development costs are applied against sale proceeds on a square footage basis. The Partnership was created in 2004 to own companies that acquired the resort’s assets. The transactions resulted in goodwill of approximately $4.3 million. Substantially all of the goodwill was attributed to the value of the real estate associated with the acquisition. As such, goodwill has been allocated to land development costs since inception and has been amortized on a pro rata basis as cost of sales related to sales of real estate. The balance of goodwill attributed to land and development costs were approximately $3.1 million and $3.1 million as of April 30, 2018 and 2017, respectively.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of April 30, 2018 and 2017, accounts payable and accrued expenses consisted of the following:

	2018	2017

Trade payables	$330,467	$256,528
Accrued payroll	59,220	61,175
Accrued tax	62,787	98,870
Others	200,248	220,337
Total	$652,722	$636,910

NOTE 11 – DEFERRED REVENUE

As of April 30, 2018 and 2017, deferred revenue consisted of the following:

	2018	2017

Balance at the beginning of the year	$1,021,990	$1,140,302
Received during the year	739,267	-
Amortized during the year	-	(26,158)
Foreign currency translation	64,908	(92,154)
Balance at the end of the year	$1,826,165	$1,021,990

NOTE 12 – DEBT

The Partnership debt at April 30, 2018 and 2017 are as follows:

	2018	2017

Convertible debt (a)	$-	$25,626,394
Other long-term debt (b)	5,088,228	3,126,309
Total	5,088,228	28,752,703
Less: Current portion	255,376	-
Long-term portion	$4,832,852	$28,752,703

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Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

(a) The convertible debt was obtained for the purpose of operation and development of the ski resort. The debt bears interest at 8% to 10% per annum, calculated and accrued annually and payable at maturity. The lender may convert the debt to Class C unit of Red Mountain Ventures Limited Partnership at the conversion price of $ CAD 8.86 (US $ 6.71) per Class C Unit. As of April 30, 2018 all convertible debt had been converted into Class C units. The Partnership’s convertible debt is denominated in both Canadian and US Dollars. Amounts denominated in US Dollars are converted to Canadian Dollars at the exchange rate in effect at the end of the year. See Note 19 regarding the conversion of convertible debt on June 30, 2017.

(b) Other long-term debt includes the following. The balance includes the outstanding principal and accrued interest.

	2018	2017

Western Economic Diversification, $732,091 (CAD $1,000,000), March 31, 2019	$-	$470,029
Community Future Development Corp, $292,836 (CAD $400,000), June 21, 2020, 6.7%	-	328,026
Community Future Development Corp, $1,098,137 (CAD $1,500,000), April 15, 2023, 6.7%	-	1,141,561
Community Future Development Corp, $ 878,509 (CAD $1,200,000), July 1, 2024, 6.7%	-	1,109,477
Community Future Development Corp, $51,246 (CAD $70,000), June 29, 2025, 6.7%	28,591	36,561
Community Future Development Corp, $292, 836 (CAD $400,000), July 1, 2021, 6.7%	-	40,655
BMO Loan Facility #1, $3,270,065 (CAD $4,200,000) May 31, 2028 4.66%	3,216,880	-
BMO Loan #2, $1,245,739 (CAD $1,600,000) May 31, 2028 4.63%	1,224,977	-
J Busby Bridge Loan $778,587 (CAD $1,000,000) 6%	617,780	-
Total	5,088,228	3,126,309
Less: Current portion	255,376	-
Long-term portion	$4,832,852	$3,126,309

The interest expenses for the debts were approximately $624,000 and $3,761,000 for the year ended April 30, 2018 and 2017, respectively.

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Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

NOTE 13 – FINANCE LEASE

The Partnership’s finance lease at April 30, 2018 and 2017 are as follows:

	2018	2017

TechnoAlpin	$145,948	$-
TechnoAlpin-2xT40 snow guns	30,496	37,485
TechnoAlpin-4xT40 snow guns	-	29,008
Stikum-Server	3,075	14,014
Stikum-Phone system	7,312	10,856
Total	186,831	91,363
Less: Current portion	(59,577)	(66,493)
Long-term portion	$127,254	$24,870

The interest expenses for the finance lease were approximately $12,000 and $15,000 for the year ended April 30, 2018 and 2017, respectively.

NOTE 14 – TAXATION

No deferred tax asset in respect of corporation level tax losses has been recognized given the uncertainty over the timing of future profits against which they can be offset. Partnership management believes it is more likely than not that any such losses will not be recognized by the Partnership. As of April 30, 2018, if the Partnership had recorded a future benefit for income taxes, the amount would have totaled approximately $3.5 million.

NOTE 15 – RELATED PARTY TRANSACTIONS

As of June 30, 2017, all of the Juice Trust convertible debt has been converted to equity. See Note 19 for details on the conversion of debt to equity.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Litigation

Management of the Partnership is currently not aware of any legal proceedings that management believes will have, individually or in the aggregate, a material adverse effect on the Partnership’s business, financial condition or operating results.

The Partnership is involved in two lawsuits as plaintiffs. In the first lawsuit, the Partnership filed claims against certain parties involved in the installation of the Grey Mountain chairlift, for alleged faulty engineering and installation that required significant reconstruction and repairs in 2015. The Partnership also has filed a construction defect lawsuit against the contractor and certain other parties involved in constructing a retaining wall on the property. Management of the Partnership does not view either of these lawsuits as material to the Partnership’s business, financial condition or operating results.

NOTE 17 – PARTNERSHIP CAPITAL

The issued capital of the Partnership as of April 30, 2018 was 1,423,608 class A units, 1,693,250 class B units, 2,674,359 Class C units, 2,674,359 Class C2 units and 216,297 Class D units. On June 29, 2017, the Partnership Agreement governing the Partnership was amended to create Class C, Class C2 and Class D units. Class C units were issued on June 30, 2017 as part of the debt conversion transaction and Class C2 units were also issued.

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Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2018 and 2017

(US$)

The class A unit holders do not receive any preferential distribution or profit and loss allocations.

Subject to prior right to return of capital and preferential distribution of the Class D, C and C2 units, the Class B unit holders will receive distributions on a pro rata basis until each has received an amount equal to 100% of its capital contribution. Class B units holders are also entitled to the first right of refusal for any new issuances of class B units.

During the 2017/2018 fiscal year the Partnership was engaged in an offering pursuant to Canadian securities laws and Regulation A of the United States Securities Act of 1933, of up to 1,000,000 Class D Units of the Partnership for USD $ 10.00 (US investors) and CAD $10.00 (Canadian investors) per Class D Unit. The offering of these units closed on April 2, 2018. Distributions in the form of vouchers for complimentary ski lift tickets and ski passes were made to unit holders based on their level of participation. D unit holders at the highest levels of participation will also receive complimentary skis or snowboards in fiscal 2019.

NOTE 18 – OPERATING LEASE

The Partnership has lease agreements in place with Britco BOXX Limited Partnership for the lease of temporary buildings and Golf Lease Inc. for the lease of snow grooming machines. The temporary building contracts are for 12 months and renew annually. The snow grooming machine contracts are for an average of 4 to 5 years. Operating lease expenses were $268,608 and $235,695 for the years ended April 30, 2018 and 2017, respectively.

NOTE 19 – CONVERSION OF DEBT TO EQUITY

Effective on June 30, 2017, the total outstanding principal balance of the Juice Trust convertible debt and promissory notes and the Woods Family Trust convertible debt of approximately $18.7 million in the aggregate owed by RMRAC to such lenders was converted by the lenders to Class C units of the Partnership at conversion price of CAD $ 8.86 (USD $ 6.71) per Class C unit. Class C2 units were also issued to the Juice Trust and the Woods Family Trust at that time.

NOTE 20 – SUBSEQUENT EVENTS

Management evaluated all activities of the Partnership through the issuance date of the Partnership’s consolidated financial statements and concluded that no subsequent events have occurred that would require adjustments or disclosures into the consolidated financial statements.

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ITEM 8. EXHIBITS

EXHIBITS

2.1	Certificate of Limited Partnership*

2.2	Amended and Restated Limited Partnership Agreement*

2.3	Red Mountain Ventures GP Ltd. Shareholder Agreement *

4.1	Form of Subscription Agreement*

6.1	SIDIT Credit Documents*

6.2	Community Futures Development Corporation of Greater Trail Loan Documents*

6.3	Western Economic Diversification Loan Documents*

6.4	Bank of Montreal Line of Credit Documents*

6.5	Operating Agreement with Province of British Columbia*

6.6	Loan Agreement with Bank of Montreal

8.1	Escrow Agreement*

11.1	Consent of HRP CPAS, LLC

*Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rossland, British Columbia, on August 29, 2018.

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

BY: RED MOUNTAIN VENTURES G.P. LTD.

ITS: GENERAL PARTNER

By:	/s/ Howard Katkov
Howard Katkov, Chief Executive Officer and Director

	Date:	August 29, 2018

By:	/s/ Kevin Magnall
Kevin Magnall, Chief Financial Officer

	Date:	August 29, 2018

By	/s/ Donald Thompson
Donald Thompson, Director and President

	Date:	August 29, 2018

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